UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION					SEC File Number 001-16441
Washington, D.C. 20549

FORM 12b-25
CUSIP Number 22822V 101

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Crown Castle Inc.

Full Name of Registrant

Crown Castle International Corp.

Former Name if Applicable

8020 Katy Freeway

Address of Principal Executive Office (Street and Number)

Houston, Texas, 77024-1908

City, State and Zip Code:

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Crown Castle Inc. (the "Registrant") is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Form 10-K"). As previously disclosed, the Registrant is pursuing a review of strategic alternatives that may be available with respect to its Fiber segment, including a potential sale, merger, spin-off, joint-venture, financing transaction or retention of the segment. The Registrant believes it is appropriate to file for an extension of the filing of the 2024 Form 10-K within the prescribed time period due to the significant demands related to the strategic review that have diverted time and resources from the Registrant's normal process of preparing and reviewing both the financial and non-financial sections of the 2024 Form 10-K. The Registrant expects to file its 2024 Form 10-K within the 15-day extension period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward Looking Statements

This notification of late filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements included in this filing are based on management's current expectations, projections, estimates and assumptions. Such forward-looking statements include statements regarding the Registrant's expectation relating to the filing of the 2024 Form 10-K and the Registrant's strategic review of its Fiber business. These forward-looking statements are made as of the date of this filing and are subject to numerous risks and uncertainties that are difficult to predict. These risks and uncertainties may cause actual results to differ materially from those expected. Important factors that could cause actual results to differ materially from projections contained in the forward-looking statements include those factors contained in the "Risk Factors" section in the Registrant's filings with the Securities and Exchange Commission from time to time, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. As used in this filing, the term "including," and any variation thereof, means "including without limitation."

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel K. Schlanger	(713)	570-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2024, the Registrant expects to record an impairment charge of approximately $5.0 billion related to the goodwill associated with its Fiber segment, which represents a reporting unit for purposes of evaluating goodwill, which would result in no goodwill remaining for the Fiber reporting unit.

Management tests goodwill for impairment at least annually or whenever events or circumstances indicate the carrying amount may exceed the estimated fair value. Management performed its annual goodwill impairment test in the fourth quarter of 2024. The means of estimating fair value of the Registrant's reporting units is using discounted cash flow ("DCF") models developed by management. Key assumptions and estimates used in the DCF models included projected future revenues, operating cash flows, capital expenditures (net of certain payments received from customers), an exit multiple and a discount rate. With respect to the Towers reporting unit, there was no indication of impairment following the quantitative assessment, as the estimated fair value was well in excess of the corresponding carrying amount.

The quantitative impairment test indicated that the carrying amount of the Registrant's Fiber reporting unit exceeded its estimated fair value. The impairment was due to a number of factors, one of which was a reduction in management's assumptions for long-term revenue growth as actual demand, particularly related to small cells, has continued to be lower than previous expectations. In the face of this reduced demand, and consistent with the recently concluded operating review of the Fiber business, management implemented operational and strategic changes targeted at reducing future capital investment in the Fiber business by focusing primarily on colocation opportunities which require less capital expenditures than new-build opportunities. Although this more targeted strategy is focused on higher-return projects, the lower capital investment is expected to result in lower overall revenues and operating cash flows in the Fiber business. Following implementation of these changes, and consistent with the ongoing developments surrounding the Registrant's strategic review of its Fiber business, during the fourth quarter of 2024, management incorporated the anticipated impact of these changes in expectations into its long-term forecasts, which decreased the fair value of the Fiber reporting unit. Additionally, management's expectations regarding the terminal value of the projections decreased due to several factors, including lower operating cash flows forecasted by management in the terminal year as well as lower exit multiples derived from industry research firms' outlook reports, which management uses in its DCF models. Finally, changes in the macroeconomic environment, including elevated interest rates, resulted in an increase in the discount rate used in the valuation model, which had a negative impact on estimated fair value.

The impairment charges for the Fiber reporting unit are expected to be reflected in "Goodwill impairment charges" on the Registrant's consolidated statement of operations and comprehensive income (loss) when the Registrant files its 2024 Form 10-K.

Crown Castle Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 25, 2025	By:	/s/ Daniel K. Schlanger
Daniel K. Schlanger Executive Vice President and Chief Financial Officer